UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

COMMISSION FILE NUMBER 1-6780

RAYONIER INC. SAVINGS PLAN FOR

NON-BARGAINING UNIT HOURLY EMPLOYEES

AT CERTAIN LOCATIONS

RAYONIER INC.

50 North Laura Street

Jacksonville, Florida 32202

Telephone Number: (904) 357-9100

(Principal Executive Office)

(Name and address of Issuer of the securities held pursuant to the Plan)

RAYONIER INC. SAVINGS PLAN FOR

NON-BARGAINING UNIT HOURLY EMPLOYEES

AT CERTAIN LOCATIONS

AS OF DECEMBER 31, 2009 AND 2008

AND FOR THE YEAR ENDED DECEMBER 31, 2009

Note: Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the Pension and Savings Plan Committee of the

Rayonier, Inc. Savings Plan for Non-Bargaining Unit Hourly Employees at Certain Locations

Jacksonville, Florida

We have audited the accompanying statements of net assets available for benefits of the Rayonier, Inc. Savings Plan for Non-Bargaining Unit Hourly Employees at Certain Locations (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated, in all material respects, when considered in relation to the basic financial statements taken as a whole.

/s/ ENNIS, PELLUM & ASSOCIATES, P.A.

Jacksonville, Florida

June 29, 2010

RAYONIER INC. SAVINGS PLAN FOR

NON-BARGAINING UNIT HOURLY EMPLOYEES

AT CERTAIN LOCATIONS

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31,

	2009	2008
ASSETS
Investments, at fair value (Notes 2, 3 and 4)	$5,454,841	$5,098,595

Receivables:
Accrued interest and dividends	203	866
Employer contributions	4,332	3,847
Participants’ contributions	9,733	8,685

Total receivables	14,268	13,398

LIABILITY
Purchased securities payable	—	42,278

NET ASSETS AVAILABLE FOR BENEFITS, AT FAIR VALUE	5,469,109	5,069,715

Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 2)	(169,957)	78,640

NET ASSETS AVAILABLE FOR BENEFITS	$5,299,152	$5,148,355

The accompanying notes are an integral part of these financial statements.

RAYONIER INC. SAVINGS PLAN FOR

NON-BARGAINING UNIT HOURLY EMPLOYEES

AT CERTAIN LOCATIONS

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2009

ADDITIONS TO NET ASSETS:
Net appreciation in fair value of investments (Note 4)	$679,886
Interest and dividends (Note 5)	170,637
Interest from loans to participants	37,951
Employer contributions	139,371
Participants’ contributions	316,979

1,344,824

DEDUCTIONS FROM NET ASSETS:
Distributions to participants	(1,001,956)

Net increase	342,868

Transfers of assets from this plan (Note 1)	(192,071)

Net assets available for benefits:
Beginning of year	5,148,355

End of year	$5,299,152

The accompanying notes are an integral part of these financial statements.

RAYONIER INC. SAVINGS PLAN FOR

NON-BARGAINING UNIT HOURLY EMPLOYEES

AT CERTAIN LOCATIONS

NOTES TO FINANCIAL STATEMENTS

1.	Description of the Plan

The following brief description of the Rayonier Inc. Savings Plan for Non-Bargaining Unit Hourly Employees at Certain Locations (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all full-time, hourly-paid, non-bargaining unit employees of former and current operating locations of Vanillin, Baxley, Eatonton, Swainsboro, and Lumber City of Rayonier Inc. (“Sponsor” or the “Company”). Certain part-time employees at these locations are also eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Massachusetts Mutual Life Insurance Company (“MassMutual”) serves as the custodian and record keeper of the Plan, and maintains and administers the Plan’s investment assets for the benefit of participants. The trust forming part of the Plan (the “Trust”) maintains the Plan’s investment in the Rayonier Inc. Common Stock Fund and is administered by State Street Corporation (“State Street”). MassMutual has been appointed the record keeper for the assets held in the Trust under an agreement between the Company, MassMutual, and State Street.

Contributions

Participants may contribute to the Plan from one percent to 100 percent of eligible compensation, in one percent increments. Contributions may be made on a before-tax basis, after-tax basis, or a combination thereof.

Each year, the Company contributes to the retirement account of each participant an amount equal to 60 percent of the first six percent of each participant’s compensation that a participant contributes to the Plan. Matching Company contributions are initially invested in the Rayonier Inc. Common Stock Fund. Participants can elect to transfer all or part of their total account balance into any available investment under the Plan at any time.

Each year participants may contribute up to the maximum allowed by the Internal Revenue Code (“IRC”). In addition, the Plan allows for “catch-up” contributions by participants age 50 years and older as of the end of the Plan year. The Plan also permits rollovers from other qualified plans into the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and the related Company contribution. Plan earnings and losses are allocated to participant accounts based upon account balances.

Vesting

Participants are immediately fully vested in their contributions plus actual earnings thereon at all times. Participants vest in the Company’s contributions at a rate of 20 percent per year of service. Complete vesting in all Company contributions occurs after five years of service.

RAYONIER INC. SAVINGS PLAN FOR

NON-BARGAINING UNIT HOURLY EMPLOYEES

AT CERTAIN LOCATIONS

NOTES TO FINANCIAL STATEMENTS

Forfeitures

Forfeited non-vested accounts may be used to reduce future employer contributions or to pay for administrative expenses related to the Plan. At December 31, 2009 and 2008, forfeited, non-vested accounts totaled $769 and $1,053, respectively, and remain available in the MassMutual Select Fixed Income Fund (“MassMutual GIA”) to reduce future employer contributions. During 2009, forfeitures of $5,970 were utilized to reduce employer contributions. No administrative expenses were paid with forfeitures and total forfeitures were $5,777 for the year ended December 31, 2009.

Transfers

The Company maintains several defined contribution plans for its employees depending upon their employment status. If participants in a plan change their status during the year, their account balances are transferred into the corresponding plan. These transfers are included in the “Transfers of assets” on the Statement of Changes in Net Assets Available for Benefits.

Investment Options

Participants direct the investment of their contributions into various investment options offered by the Plan, as listed in the accompanying schedule of assets (held at end of year). Participants are prohibited from transferring into Rayonier Inc. Common Stock Fund, most mutual funds and similar investment options if they have transferred into and out of the same option within the previous 60 days. The MassMutual GIA is not subject to this rule nor does this rule prohibit participants from transferring out of any option at any time.

Participant Loans

Participants may borrow a minimum of $1,000 from their individual accounts. Loan amounts may not exceed the lesser of (a) 50 percent of the participant’s vested balance, or (b) $50,000. Participants may not have more than one loan outstanding at a time. Loan terms range from one to five years or up to fifteen years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined periodically by the Pension and Saving Plan Committee. The loans bore fixed interest rates that ranged from 4.25 percent to 9.25 percent. Principal and interest are paid ratably through weekly payroll deductions. Loan transactions are treated as transfers between the investment funds and the loan fund. Participant loans are recorded in the “Investments, at fair value” line in the Statements of Net Assets Available for Benefits as of December 31, 2009 and 2008. Loan repayments in 2009 amounted to $343,223, while new loans to participants were $331,017.

Payment of Benefits and Withdrawals

Plan benefits are payable to participants at the time of retirement (including early retirement), in the case of becoming permanently and totally disabled, or to their beneficiary in the event of death, based on the fully vested balance of their account. The options available for the payment of benefits include lump sum or annual payments over a future period. Under the IRC, payment of benefits must commence by age 70 1/2. In the event of termination of employment before retirement, a participant’s account balance will be distributed in either a lump sum, over future periods, or deferred.

Withdrawals of any amount may be made once every six months from the participant’s after-tax account in excess of a prescribed minimum. Withdrawals from before-tax account balances are allowable before attaining the age of 59 1/2 in the case of permanent and total disability or financial hardship. Existence of financial hardship is determined by Internal Revenue Service (“IRS”) criteria.

RAYONIER INC. SAVINGS PLAN FOR

NON-BARGAINING UNIT HOURLY EMPLOYEES

AT CERTAIN LOCATIONS

NOTES TO FINANCIAL STATEMENTS

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan are prepared under the accrual method of accounting.

Subsequent Events

The Company evaluated events and transactions that occurred after the balance sheet date but before financial statements were issued, and no subsequent events were identified.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price which would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fully benefit-responsive investment contracts such as those held by the MassMutual GIA, are required to be reported at fair value. However, contract value (generally equal to historical cost plus accrued interest) is the relevant measure for fully benefit-responsive investment contracts because it represents the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the standard, all Plan investments are presented at fair value in the Statements of Net Assets Available for Benefits and an adjustment is made to revalue the fair value of the MassMutual GIA to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

The fair value of the MassMutual GIA is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. The guaranteed interest rate is determined every six months thus allowing the Plan Sponsor and participants to make informed decisions regarding current allocations.

	December 31,
Average yields	2009	2008
Based on actual earnings	3.77%	4.13%
Based on interest rate credited to participants	3.77%	4.13%

The guaranteed interest rate was 3.80 percent and 3.75 percent as of December 31, 2009 and 2008, respectively.

Purchases and sales of securities are recorded on a trade-date basis. Interest income and dividends are recorded on the accrual basis. See Note 3 - Fair Value Measurements below for additional information.

RAYONIER INC. SAVINGS PLAN FOR

NON-BARGAINING UNIT HOURLY EMPLOYEES

AT CERTAIN LOCATIONS

NOTES TO FINANCIAL STATEMENTS

Risks and Uncertainties

Investment securities, in general, are exposed to various risks, such as interest rate movements, credit changes and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

Payment of Benefits

Benefits are recorded when paid.

Operating Expenses

Certain expenses of maintaining the Plan are paid by the Sponsor. Fees charged by the individual funds and participant specific expenses are deducted from the participant’s balance and reflected as a component of net gain (loss) from investment in plan assets.

3.	Fair Value Measurements

Financial assets and liabilities disclosed in the financial statements on a recurring basis are to be recorded at fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The guidance establishes a three-level hierarchy that prioritizes the inputs used to measure fair value as follows:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2009:

Description	Level 1	Level 2	Level 3	Total
MassMutual GIA	$—	$—	$2,531,777	$2,531,777
Rayonier Inc. Common Stock Fund	1,524,645	—	—	1,524,645
Pooled Separate Investment Accounts	—	777,243	—	777,243
Participant Loans Receivable	—	621,176	—	621,176

Investments at Fair Value	$1,524,645	$1,398,419	$2,531,777	$5,454,841

RAYONIER INC. SAVINGS PLAN FOR

NON-BARGAINING UNIT HOURLY EMPLOYEES

AT CERTAIN LOCATIONS

NOTES TO FINANCIAL STATEMENTS

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2008:

Description	Level 1	Level 2	Level 3	Total
Rayonier Inc. Common Stock Fund	$1,990,365	$—	$—	$1,990,365
MassMutual GIA	—	—	1,793,095	1,793,095
Participant Loans Receivable	—	643,914	—	643,914
Pooled Separate Investment Accounts	—	574,237	—	574,237
Mutual Funds	96,984	—	—	96,984

Investments at Fair Value	$2,087,349	$1,218,151	$1,793,095	$5,098,595

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.

MassMutual GIA – fair value measured using liquidation value based on an actuarial formula as defined under the terms of the contract.

Pooled Separate Investment Accounts – fair value measured using unit value calculated from the net assets of the underlying pool of securities.

Mutual Funds – fair value measured using the unit value calculated from observable net asset values of the underlying investments.

Rayonier Inc. Common Stock Fund – fair value measured using unit values from observable market values of the stock plus short-term investment fund.

Participant Loans Receivable – stated at the outstanding principal balance plus accrued interest which approximates fair value.

Changes in the fair value of the Plan’s Level 3 assets during the year ended December 31, 2009 were as follows:

Level 3 Assets
MassMutual GIA
Balance, beginning of the year	$1,793,095
Interest income	112,104
Change in fair value of fully benefit-responsive investment contract	213,511
Purchases, (issuances), and (settlements)	413,067

Balance, end of year	$2,531,777

RAYONIER INC. SAVINGS PLAN FOR

NON-BARGAINING UNIT HOURLY EMPLOYEES

AT CERTAIN LOCATIONS

NOTES TO FINANCIAL STATEMENTS

4.	Investments

The investments that represented 5 percent or more of the Plan’s Net Assets Available for Benefits as of December 31, 2009 and 2008, were as follows:

	2009	2008
MassMutual GIA	$2,531,777	$1,793,095
Rayonier Inc. Common Stock Fund	1,524,645	1,990,365
MassMutual Select Indexed Equity Fund	638,896	568,436
Participant Loans Receivable	621,176	643,914

During 2009, the net appreciation in the fair value of investments held by the Plan (including gains and losses on investments bought, sold and held during the year) is as follows:

Rayonier Inc. Common Stock Fund	$522,823
Pooled Separate Investment Accounts	154,162
Mutual Funds	2,901

Net Appreciation in Fair Value of Investments	$679,886

5.	Dividends

The Plan received regular cash dividends of $2.00 per share on Rayonier Inc. common stock owned, totaling $88,310 for the year ended December 31, 2009.

6.	Party-in-Interest Transactions

Certain Plan investments are in Rayonier Inc. common stock. As Rayonier Inc. is the Sponsor, these transactions also qualify as party-in-interest transactions. At December 31, 2009 and 2008, the Plan held 33,844 and 60,256 shares of Rayonier Inc. common stock, respectively, which represented 0.04 and 0.08 percent, respectively, of the total shares outstanding. In addition, the Plan Sponsor paid certain plan expenses totaling $42,776.

7.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

8.	Tax Status

The Plan has filed for a determination letter from the IRS regarding the Plan’s qualification under Section 401(a) of the IRC. The Plan Administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC. The Plan Administrator will make any changes deemed necessary to ensure the Plan is granted tax-exempt status.

RAYONIER INC. SAVINGS PLAN FOR

NON-BARGAINING UNIT HOURLY EMPLOYEES

AT CERTAIN LOCATIONS

NOTES TO FINANCIAL STATEMENTS

9.	Reconciliation of Financial Statements to Form 5500:

The following is a reconciliation of net assets available for benefits per the financial statements as compared to Form 5500 as of December 31, 2009 and 2008:

	2009	2008
Net assets available for benefits per the financial statements	$5,299,152	$5,148,355
Less: Contributions receivable at December 31, 2009	(14,065)	—

Net assets available for benefits per Form 5500	$5,285,087	$5,148,355

The following is a reconciliation of changes in net assets available for benefits as presented in these financial statements as compared to Form 5500 for the year ended December 31, 2009:

Increase in net assets per statement of changes in net assets available for benefits	$342,868
Interest accruals	781
Change in contributions receivable	(1,534)

Net income per Form 5500	$342,115

RAYONIER INC. SAVINGS PLAN FOR

NON-BARGAINING UNIT HOURLY EMPLOYEES

AT CERTAIN LOCATIONS

SCHEDULE H, LINE 4i: SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2009

PLAN NUMBER 031

EMPLOYER IDENTIFICATION NUMBER 13-2607329

	Identity of Issue	Description	Curent Value
*	MassMutual GIA	Stable Value	$2,531,777
*	Rayonier Inc. Common Stock Fund	Company Stock Fund	1,524,645
*	MassMutual Select Indexed Equity Fund	Large Cap Core	638,896
*	Wells Fargo Advantage Dow Jones Target 2045	Asset Allocation	61,872
*	Wells Fargo Advantage Dow Jones Target 2035	Asset Allocation	24,083
*	Wells Fargo Advantage Dow Jones Target 2025	Asset Allocation	17,959
*	Wells Fargo Advantage Dow Jones Target Today	Asset Allocation	16,996
*	American EuroPacific Growth	International Large Core	9,200
*	PIMCO Total Return	Intermediate Term Bond	3,560
*	American Growth America	Large Cap Growth	2,680
*	MassMutual Select Small Co. Value	Small Cap Value	1,157
*	Invesco Van Kampen Small Cap Growth	Small Cap Growth	635
*	Eaton Vance Large Cap Value	Large Cap Value	205
*	Participant Loans Receivable (a)	Participant Loans	621,176

			$5,454,841

(a)	The loans bear fixed interest rates that range from 4.25 percent to 9.25 percent with maturities through 2014.

Note:  Investments are participant directed, thus cost information is not required.

*	Denotes party-in-interest transactions.

See report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension and Savings Plan Committee for the Rayonier Inc. Savings Plan for Non-Bargaining Unit Hourly Employees at Certain Locations have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Rayonier Inc. Savings Plan for Non-Bargaining Unit Hourly Employees at Certain Locations
(Name of Plan)

June 29, 2010	/s/ W. EDWIN FRAZIER, III
W. Edwin Frazier, III
Plan Administrator